

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 31, 2009

Winston M. Talbert
Chief Financial Officer
Plains Exploration & Production Company
700 Milam Street, Suite 3100
Houston, Texas 77002

> **Re:** **Plains Exploration & Production Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 1-31470**

Dear Mr. Talbert:

We have limited our review of your filing to those issues we have addressed in our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement on Schedule 14A filed March 30, 2009

1. Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

 Compensation, page 14

2.   We note you only include disclosure for 4 named executive officers. Please
        explain why you do not have any other executive officers who should be included
        in such disclosure. We direct your attention to Item 402(a)(3) of Regulation S-K.

Methodology, page 14

3.   We note your disclosure that "[w]e use the peer group data primarily to ensure
        that the executive compensation program as a whole is within range of
        comparative pay of the peer group companies" and that "[t]he committee believes
        that PXP's officers should generally be paid above market to reflect their high
        level of responsibility and the overall quality of the management team." In this
        regard, please specify how each element of compensation relates to the data you
        analyzed from the comparator companies. Include a discussion of where you
        target each element of compensation against the peer companies and where actual
        payments fall within targeted parameters. To the extent actual compensation fell
        outside a targeted percentile range, please explain why.

2008 Compensation of the Chief Executive Officer, page 19

4.   We note that the committee approved an annual long-term incentive grant of
        150,000 restricted stock units to Mr. Flores in February 2008 and 2009. We also
        note similar disclosure regarding your other executive officers. Please explain
        how you determined the amount of restricted stock granted to each executive
        officer, and if a formula was used.

5.   Further, please explain why the 200,000 restricted stock units that Mr. Flores was
        due pursuant to the Long-Term Retention and Deferral Arrangement discussed on
        page 28 are not included under this heading. If the 150,000 restricted stock units
        are grants pursuant to such arrangement, please explain why they are not equal to
        the full amount Mr. Flores was entitled to pursuant to said agreement. Please
        include a similar explanation for Mr. Wombwell.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sean Donahue at (202) 551-3579 or John Madison at (202) 551-3296 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Sean Donahue
        John Madison
        Winston M. Talbert (713-579-6210)